File No.
       ------------------

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                                 AES MT. STUART
                        (Name of foreign utility company)

                               THE AES CORPORATION
   (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

         Foreign utility status is claimed by AES Mt Stuart, a General Partnership between AES Mt Stuart BV and AES Australia Holding BV and having its registered office at Level 8, 10 Felix St., Brisbane QLD 4000, Australia. AES Mt Stuart is managing the construction and will operate and maintain a 2x144 MW kerosene-fired, gas turbine power station and associated interconnection facilities. This station is located in Townsville, Queensland, Australia. The project is currently under construction and is expected to commence commercial operation in January 1999.

         AES Mt Stuart is owned 100% by wholly-owned subsidiaries of The AES Corporation. AES Mt Stuart BV (ARBN 079 232 572) incorporated in Amsterdam, Holland owns 1% and AES Australia Holding BV (ARBN 079 234 165) incorporated in Amsterdam, Holland owns 99% of AES Mt Stuart. Both BVs have their registered offices in Australia at Level 8, 10 Felix St., Brisbane QLD 4000.

ITEM 2

         AES Mt Stuart has no domestic associate public utility companies. Additionally, no state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.





                                  By :
                                      ----------------------
                                         William R. Luraschi
                                         General Counsel
                                         The AES Corporation
                                         1001 N. 19th Street
                                         Arlington, Virginia 22209
                                         (703) 522-1315


Dated :     December 7, 1998